Phoenix Life and Annuity Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com*

1-800-541-0171

October 14, 2015

Re: Your variable universal life insurance policy issued by Phoenix Life and Annuity Company

Dear Valued Customer:

General Information

This notice provides current information about your Phoenix Life and Annuity Company (“PLAC,” the “Company” and “we”) variable universal life policy.

Acquisition of The Phoenix Companies, Inc.

Nassau Reinsurance Group Holdings L.P. (“Nassau”) and The Phoenix Companies, Inc. (NYSE:PNX) (“PNX”), parent company of Phoenix Life, announced September 29, 2015 that they have entered into a definitive agreement in which Nassau will acquire PNX for $37.50 per share in cash, or aggregate equity purchase price of $217.2 million. The purchase price represents a 188% premium over PNX’s closing stock price of $13.03 on Sept. 28, 2015.

After completion of the transaction, which is expected to occur by early 2016, Nassau will contribute $100 million in new equity capital into PNX to further stabilize and improve PNX’s balance sheet as well as providing growth capital.

After completion of the transaction, PNX will be a privately held, wholly owned subsidiary of Nassau. PNX’s corporate headquarters will remain in Hartford, Conn., and its service center will continue to be located in East Greenbush, N.Y.

The transaction is subject to approval by PNX shareholders, approvals by regulatory authorities including Connecticut and New York insurance regulators, FINRA and Hart-Scott-Rodino, as well as other closing conditions. PNX and Nassau engaged in discussions with state insurance regulators regarding the proposed transaction in advance of executing the agreement.

De-stacking

On July 28, 2015, PNX completed the previously announced de-stacking of its life subsidiaries. PNX completed the de-stacking through an extraordinary dividend of PLAC and two affiliated insurers from Phoenix Life Insurance Company (“Phoenix Life”), to PNX, effective July 1, 2015. Prior to the de-stacking, Phoenix Life, a direct subsidiary of PNX, was the indirect parent of PLAC and the two affiliated insurers.

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As of July 1, 2015, PNX is the direct parent company of PLAC and Phoenix Life is no longer an indirect parent of PLAC. The de-stacking was undertaken as a result of discussions with Phoenix Life’s New York insurance regulator related to an intercompany reinsurance treaty between Phoenix Life and PHL Variable entered into during the second quarter of 2015.

Litigation and arbitration

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves our activities as an insurer, employer, investor, investment advisor or taxpayer.

It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. Management of the Company believes that the ultimate outcome of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the Company beyond the amounts already reported in our financial statements. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular quarterly or annual periods.

SEC Cease-and-Desist Order

PNX and PHL Variable are subject to a Securities and Exchange Commission (the “SEC”) Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease and-Desist Order which was approved by the SEC in March 2014 (the “March 2014 Order”) and was subsequently amended by an amended SEC administrative order approved by the SEC in August 2014 (the March 2014 Order, as amended, the “Amended Order”). The Amended Order and the March 2014 Order (collectively, the “Orders”), directed PNX and PHL Variable to cease and desist from committing or causing any violations and any future violations of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder and Section 15(d) of the Exchange Act and Rules 15d-1 and 15d-13 thereunder. PNX and PHL Variable remain subject to these obligations. Pursuant to the Orders, PNX and PHL Variable were required to file certain periodic SEC reports in accordance with the timetables set forth in the Orders. All of such filings have been made. PNX and PHL Variable paid civil monetary penalties to the SEC in the aggregate amount of $1.1 million pursuant to the terms of the Orders.

Regulatory matters

State regulatory bodies, the SEC, the Financial Industry Regulatory Authority (“FINRA”), the IRS and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with laws and regulations related to, among other things, our insurance and broker-dealer subsidiaries, securities offerings and registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted. Further, PNX is providing to the SEC certain information and documentation regarding the restatements of its prior period financial statements and the staff of the SEC has indicated to PNX that the matter remains subject to further investigation and potential further regulatory action. We cannot predict the outcome of any of such investigations or actions related to these or other matters.

Regulatory actions may be difficult to assess or quantify. The nature and magnitude of their outcomes may remain unknown for substantial periods of time. It is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our regulatory matters

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are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our financial statements in particular quarterly or annual periods.

State Insurance Department Examinations

During 2012 and 2013, the Connecticut Insurance Department conducted its routine financial and market conduct examination of the Company and two other Connecticut-domiciled insurance affiliates. The Connecticut Insurance Department released its financial examination report for the Company on May 28, 2014 and its market conduct examination report on December 29, 2014.

Unclaimed Property Inquiries

In late 2012, PNX and the Company and their affiliates received separate notices from Unclaimed Property Clearing House (“UPCH”) and Kelmar Associates, LLC (“Kelmar”) that UPCH and Kelmar had been authorized by the unclaimed property administrators in certain states to conduct unclaimed property audits. The audits began in 2013 and are being conducted on the PNX enterprise with a focus on death benefit payments; however, all amounts owed by any aspect of the PNX enterprise are also a focus. This includes any payments to vendors, brokers, former employees and shareholders. UPCH represents 31 states and the District of Columbia and Kelmar represents seven states.

Update Regarding Spousal Definition

The Internal Revenue Code provides special provisions relating to a spouse.

As a result of a 2015 decision by the United States Supreme Court in the case of Obergefell v. Hodges, all states must allow marriages between two people of the same sex and must also recognize a marriage between two people of the same sex when their marriage was lawfully licensed and performed out-of-State. With this decision striking down the prior law, same-sex marriages are now recognized and any options afforded by the federal tax law to a spouse are now available to all spouses, including same-sex spouses.

Since this decision, the Internal Revenue Service has not changed its prior ruling indicating that civil unions and registered domestic partnerships are not marriages for federal tax purposes.

In the event that a beneficiary of a life insurance policy/contract is defined by a spousal relationship (such as, “my wife” or “my husband”), we will apply this designation to all spouses, regardless of whether they are same-sex or opposite-sex. Individuals with such designations are urged to review them and clarify the beneficiary by full name.

Please note that further legal developments may occur that would impact same-sex civil union couples, domestic partners and spouses. All individuals should contact their tax advisors regarding their personal tax situations.

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This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

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Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains “forward-looking statements” of the Company with respect to the anticipated future performance of the Company and its products. These forward-looking statements include statements relating to, or representing management’s beliefs about, future events, transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and otherwise in accordance with law, the outcome of litigation and claims as well as regulatory examinations, investigations, proceedings and orders arising out of restatements of financial statements and the failure by PNX and its wholly owned subsidiary, PHL Variable Insurance Company, to file SEC reports on a timely basis, potential penalties that may result from failure to timely file statutory financial statements with state insurance regulators, and PNX’s ability to satisfy its requirements under, and maintain the listing of its shares on, the NYSE. Such forward-looking statements often contain words such as “assume,” “will,” “anticipate,” “believe,” “predict,” “project,” “potential,” “contemplate,” “plan,” “forecast,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should,” “would,” “could,” “goal,” “seek,” “hope,” “aim,” “continue” and other similar words or expressions or the negative thereof or other variations thereon. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Such forward-looking statements involve numerous assumptions, risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. Our ability to provide financial information in a timely manner is subject to a number of contingencies, including but not limited to, whether existing systems and processes can be timely updated, supplemented or replaced, and whether additional filings may be necessary in connection with the restatements. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in this document and our product registration statements as amended and supplemented from time to time. You are urged to carefully consider all such factors. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. Except as required by law, we do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

*	This is intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

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